

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Colin Broom
Chief Executive Officer
Nabriva Therapeutics AG
Leberstrasse 20
1110 Vienna, Austria

> **Re:** **Nabriva Therapeutics AG**
> **Draft Registration Statement on Form F-1**
> **Submitted May 14, 2015**
> **CIK No. 0001641640**

Dear Mr. Broom:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

3.   As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Prospectus Summary

Overview, page 1

4.   Please clarify in the first paragraph of this subsection that you have not conducted any clinical trials of lefamulin specifically for community-acquired bacterial pneumonia (CABP) and that you intend to commence Phase 3 clinical trials of lefamulin specifically for the treatment of moderate to severe CABP based upon the completed Phase 2 clinical trials evaluating lefamulin in acute bacterial skin and skin structure infections (ABSSSI).

5.   You state your intent to commence two Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP in the "second half of 2015" and the "first half of 2016," respectively. Please revise your disclosure throughout the registration statement to update your estimated timing in light of the current date and expected timing to commence this offering. In addition, if known, please disclose where you intend to conduct these two Phase 3 clinical trials.

6.   Please clarify whether you have applied for an Investigational New Drug application for lefamulin and if so, the date the application was filed with the FDA.

7.   Please briefly explain the significance of the FDA designating the IV formulation of lefamulin as a qualified infectious disease product and granting fast track designation to this formulation of lefamulin

8.   You disclose in a footnote marked "*" on page 2 that you "have obtained input from the FDA and select European authorities regarding the study design of your Phase 3 clinical trials in anticipation of submitting applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018." Please clarify whether you have initiated or entered into a special protocol assessment with the FDA.

9.   Please supplement your disclosure with a brief description of the regulatory steps and funding required to prepare and complete your Phase 3 clinical trials.

10.   Please describe what you mean by "favorable" trial results as a prerequisite to submitting applications for marketing approval for lefamulin for the treatment of CABP in both the U.S. and Europe.

Risk Factors

Risks Related to Our Dependence on Third Parties

Use of third parties to manufacture our product candidates…, page 25

11.   You state that you currently rely upon one third-party manufacturer to obtain the pleuromutilin starting material for lefamulin and another third-party manufacturer that synthesizes lefamulin from this material to provide you your supply of the active pharmaceutical ingredient. Please identify the third-party manufacturers that provide raw materials, drug substance and finished product for use in clinical trials. In the Business section, please discuss the following:

- Each parties' obligations, including the existence of any minimum purchase orders or financial obligations beyond flat payments for products manufactured; and
- Any term and termination provisions related to these manufacturing arrangements.

In addition, please file your agreement with the third-party manufacturer that synthesizes lefamulin from the pleuromutilin starting material and provides you your supply of the active pharmaceutical ingredient as an exhibit to your registration statement. Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Third parties may initiate legal proceedings…, page 30

12.   If you have received any notice of infringement from any third party, please expand your disclosure to disclose the notice and the circumstances relating thereto.

Use of Proceeds, page 51

13.   Please revise the second bullet to explain and provide your best reasonable estimate of the amount of funds from the offering you intend to use to pursue the clinical development of lefamulin for additional indications and other early stage research and development activities, including those discussed on pages 1 and 2. In this regard, please disclose what the use of certain proceeds will allow you to accomplish as to each partially funded clinical trial and research activity, or tell us what disclosure you anticipate providing in the incomplete disclosure in the penultimate paragraph on page 51.

Capitalization, page 54

14.   Please delete your "Cash and cash equivalents," "Current liabilities," and "Non-current liabilities" data since this table is limited to your capitalization. Refer to Item 3.B. of the Form 20-F.

15.   Please clarify if the pro forma presentation reflects the payment of the AWS profit share fee and if not, tell us why such fee is not reflected.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity Risk, page 78

16.   Please complete the sentence under this subsection.

Business, page 78

17.   Please disclose where you conducted your Phase 1 and Phase 2 clinical trials. Also, please disclose when you conducted your Phase 1 clinical trials.

18.   We note your background disclosure concerning the anti-bacterial market and scientific overview, as well as your overview of how lefamulin is intended to work and what you believe are key attributes. Please revise to disclose or clarify how, based on your research and clinical trials, lefamulin is unique to the treatment of CABP as compared with competing product candidates, including those disclosed under your Competition subsection. In doing so, describe potential advantages while balancing for potential limitations and side effects of lefamulin and information you will only obtain through Phase 3 clinical trials.

Overview, page 79

19.   We note you have not conducted any clinical trials of lefamulin specifically for CABP yet are preparing to initiate two international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. We further note your Phase 1 and 2 clinical trials of lefamulin in ABSSSI. If you were able to rely upon data from your completed Phase 1 and 2 in ABSSSI in order to advance directly into Phase 3 in CABP, please add clarifying disclosure identifying the reason supporting such reliance. In this regard, please supplement your disclosure regarding input received from the FDA and select European authorities regarding the study design of your planned Phase 3 clinical trials.

Principal Shareholders, page 139

20.   Please identify the natural persons with voting or investment power over the securities held by:

- The Wellcome Trust Limited as trustee of the Wellcome Trust;
- The Global Life Science Ventures Fund II Limited Partnership and its affiliates; and
- Entities affiliated with Novartis Bioventures Ltd.

Colin Broom
Nabriva Therapeutics AG
June 10, 2015
Page 5

Description of Share Capital, page 143

21.   Please revise your disclosure to include discussion of the following:

- The ability for shareholders to put proposals before meetings; and
- The procedures and timelines, if any, by which your board may make calls on shareholders and shares may be forfeited for outstanding taxes or fees.

Description of American Depositary Shares

Pre-release of ADSs, page 167

22.   Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Also, to the extent practicable, make clear how and to what extent the depositary may disregard the limit set for the amount of ADSs that may be outstanding at any time.

Shares and ADSs Eligible for Future Sale

Lock-up Arrangements, page 169

23.   Please confirm that the lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

Enforceability of Civil Liabilities, page 190

24.   We note your reference to having "been informed" in the risk "U.S. investors may have difficulty enforcing, page 46." Please make clear whether your discussion is based upon an opinion of counsel. Also, ensure that you file any related consents, as necessary. Please see Item 101(g)(2) of Regulation S-K.

Financial Statements

Consolidated Statement of Comprehensive Income/ Loss, page F-3

25.   Please tell us your basis for including "Other Income" as a component of operating result. Refer to your basis in the accounting literature.

4.2. Forest Stock Purchase Agreement, page F-21

26.   We note that you "assumed it was probable that Forest would exercise its option and acquire all shares in the Company in the first half-year of 2013."   Please tell us your consideration for the $25 million proceeds as an equity transaction. Refer to your basis in the accounting literature.

24. Other Financial Liabilities, page F-41

27.   Please clarify if the AWS profit share reported hereunder at $192,000 is the same as the one-time profit share fee of $297,500 payable to the Austria Wirtschaftsservice GmbH following the completion of your offering as referenced on page 71. Please tell us the difference in the amounts reported.

28.   Please include a table for outstanding warrants, including but not limited to those granted to Kreos Capital IV and the related terms as described elsewhere in your filing.

Exhibit Index

29.   Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

30.   Please file as exhibits the loan agreement with Kreos Capital, which we note is secured by your intellectual property, and warrant agreement.

31.   If the consulting services provided by Talbot Advisors LLC are documented in a written agreement, then please file the agreement as an exhibit to your registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Ralf Schmid
        Nabriva Therapeutics AG

        Brian A. Johnson
        Wilmer Cutler Pickering Hale and Dorr LLP